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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            NetSolve, Incorporated
                            ----------------------
                               (Name of Issuer)

                         Common Stock, $0.01 par value
                         -----------------------------
                         (Title of Class of Securities)

                                   64115J106
                                   ---------
                                 (CUSIP Number)



            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]   Rule 13d-1(b)

[   ]   Rule 13d-1(c)

[ X ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 64115J106
          ---------

-------------------------------------------------------------------------------
1.   Name of Reporting Person

          PATRICOF & CO. VENTURES, INC.

     I.R.S. Identification No. of above person

          I.R.S. Employer Identification No. 13-2647531

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2.   Check the Appropriate Box if a Member of a Group         (a) [   ]
     (See Instructions)                                       (b) [ X ]

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3.   SEC Use Only


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4.   Citizenship or Place of Organization

     New York

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Number of          5.   Sole Voting Power
Shares
Beneficially            0 Shares
Owned by           ------------------------------------------------------------
Each               6.   Shared Voting Power
Reporting
Person                  1,266,330 Shares
With               ------------------------------------------------------------
                   7.   Sole Dispositive Power

                        0 Shares
                   ------------------------------------------------------------
                   8.   Shared Dispositive Power

                        1,266,330 Shares
-------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,266,330 Shares
-------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

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11.  Percent of Class Represented by Amount in Row (9)

     9.4%
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12.  Type of Reporting Person (See Instructions)

     CO
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Item 1(a).  Name of Issuer:      NetSolve, Incorporated


Item 1(b).  Address of Issuer's Principal Executive Offices:
            12331 Riata Trace Parkway, Austin, Texas 78727

Item 2(a). Name of Persons Filing: Patricof & Co. Ventures, Inc. ("Patricof & Co."). The person named in this paragraph is referred to herein as a "Reporting Person."

Item 2(b). Address of Principal Business Office or, if none, Residence: The address of the principal business office of Patricof & Co. is 445 Park Avenue, New York, New York 10022

Item 2(c).  Citizenship: New York.

Item 2(d). Title or Class of Securities: Common Stock, $0.01 par value ("Common Stock").

Item 2(e).  CUSIP Number: 64115J106

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            (a)  [  ]   Broker or dealer registered under Section 15 of the
                        Act (15 U.S.C. 78o).

            (b)  [  ]   Bank as defined in Section 3(a)(6) of the
                        Act (15 U.S.C. 78c).

            (c)  [  ]   Insurance company as defined in Section 3(a)(19) of
                        the Act (15 U.S.C. 78c).

            (d)  [  ]   Investment Company registered under Section 8 of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-8).

            (e)  [  ]   An investment adviser in accordance with
                        (S)240.13d-1(b)(1)(ii)(E).

            (f)  [  ]   An employee benefit plan or endowment fund in
                        accordance with (S)240.13d-1(b)(1)(ii)(F).

            (g)  [  ]   A parent holding company or control person in
                        accordance with (S)240.13d-1(b)(1)(ii)(G).

            (h)  [  ]   A savings associations as defined in Section 3(b) of
                        the Federal Deposit Insurance Act (12 U.S.C. 1813).

            (i)  [  ]   A church plan that is excluded from the definition
                        of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

            (j)  [  ]   Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).
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Item 4.     Ownership

            (a) Amount beneficially owned: Patricof & Co. may be deemed to own beneficially 1,266,330 shares of Common Stock (the "Record Shares") as of December 31, 1999. See Rider A attached.
                                                    ---------------------
            (b) Percent of class: 9.4%. The foregoing percentage is calculated based on the 13,454,570 shares of Common Stock reported to be outstanding as of November 10, 1999, in the Quarterly Report on Form 10-Q of NetSolve, Incorporated for the quarter ending September 30, 1999.

            (c)  Number of shares as to which the person has:

                 (i) Sole power to vote or to direct the vote: 0 shares for each Reporting Person.

                 (ii) Shared power to vote or to direct the vote: 1,266,330 shares for each Reporting Person.

                 (iii)  Sole power to dispose or to direct the disposition of:
                        0 shares for each Reporting Person.

                 (iv)   Shared power to dispose or to direct the disposition of:
                        1,266,330 shares for each Reporting Person.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not
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            acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PATRICOF & CO. VENTURES, INC.


By:  /s/ Alan Patricof
     ---------------------------
     Name: Alan Patricof
     Title: Chairman                                     Date: April 25, 2000
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                                    RIDER A


AS OF DECEMBER 31, 1999, PATRICOF & CO. VENTURES, INC. ("PATRICOF") MAY BE DEEMED TO BE THE BENEFICIAL OWNER OF 1,266,330 SHARES OF COMMON STOCK OWNED BY APA/FOSTIN PENNSYLVANIA VENTURE CAPITAL FUND, A PENNSYLVANIA LIMITED PARTNERSHIP. SUCH ENTITY IS MANAGED OR ADVISED BY PATRICOF AND, AS SUCH, PATRICOF MAY BE DEEMED TO HAVE SHARED VOTING AND DISPOSITIVE POWER WITH THE GENERAL PARTNERS OF THIS PARTNERSHIP WITH RESPECT TO THE 1,266,330 SHARES OF COMMON STOCK.